EXHIBIT 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 - DATE OF MATERIAL CHANGE

October 30, 2012

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued on October 30, 2012 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On October 30, 2012, Theratechnologies Inc. (the “Company”) announced that it revised its business plan to focus on revenue growth from tesamorelin in the short-term and expenditure control.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On October 30, 2012, the Company announced that it revised its business plan to focus on revenue growth from tesamorelin in the short-term and expenditure control.

In support of EMD Serono, Inc.’s efforts, the Company is working on incremental improvements to EGRIFTATM’s presentation and formulation. This includes a new single-vial presentation for which shipping began in September, the gathering of data in support of developing a room temperature presentation, and the development of a more concentrated formulation to be delivered in a smaller syringe.

In an effort to capture new revenue streams from tesamorelin, the Company will focus in the next quarters on Brazil and Europe, the two most important potential markets after the U.S.

In Brazil, the Company will work closely with sanofi, its commercial partner in this territory, to support them in all of their regulatory activities. As previously announced, technical deficiencies related to the manufacturing assessment of the Brazil dossier have been addressed. Also, the assessment of the clinical portion of the dossier continues to take its course.

In Europe, the Company continues to work on identifying options to resubmit tesamorelin. Discussions with Ferrer Internacional S.A. (“Ferrer”), its commercial partner in this territory, are ongoing to ascertain the most appropriate path to take. By year-end, Theratechnologies will have completed its assessment of the resubmission strategy and whether the process will be undertaken by Ferrer or un-partnered.

The Company will complete the ongoing pre-clinical studies for its second generation growth hormone-releasing peptide, TH1173, by year-end, as previously planned.

The TH1173 clinical program will be financed internally when the Company generates sufficient additional revenues from tesamorelin. As it moves forward, the Company may also look to identify and develop partnership and licensing opportunities in selected territories to autonomously finance TH1173.

The re-alignment of the Company’ priorities in the short term has led to the suspension of most of its internal long-term R&D activities, which will impact approximately 15 employees. This will result in restructuring costs of $5.4 million. This includes $2.5 million in employee compensation (inclusive of the former CEO) and $2.9 million in non-cash items such as lease and lab equipment write-offs. Most of these restructuring costs will be registered in the fourth quarter of 2012.

In addition, management has agreed to forgo all performance bonuses for 2012 and, for a second year in a row, has also agreed to a salary freeze for the next fiscal year.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Company at (514) 336-4804, ext. 288.

ITEM 9 - DATE OF REPORT

November 1, 2012.